January 4, 1999
                                                       FOR IMMEDIATE RELEASE



    VULCAN MATERIALS COMPANY ACQUIRES OVER 90 PERCENT OF CALMAT CO. SHARES IN
                                TENDER OFFER AND
                    ANNOUNCES MANAGEMENT TEAM FOR CALMAT CO.

      Birmingham, Alabama, January 4, 1999 - Vulcan Materials Company (NYSE:VMC) today announced that it has completed its $31.00 per share cash tender offer for all of the outstanding shares of common stock, and the associated common share purchase rights, of CalMat Co. through ALB Acquisition Corporation, a wholly-owned subsidiary of Vulcan.

      According to the depository's preliminary report, approximately 95 percent of CalMat's outstanding shares were tendered. The offer expired at 12:00 midnight, EST, on Friday, January 1, 1999. ALB Acquisition Corporation accepted for payment all shares validly tendered according to the terms of the tender offer. The tender offer will be followed by a merger of ALB Acquisition Corporation into CalMat, in which each CalMat share not acquired in the tender offer will be converted into the right to receive $31.00 in cash.

      Vulcan also announced that James W. Smack (55) has been appointed President of CalMat Co. Mr. Smack has served since 1991 as President of Vulcan's Mideast Division, headquartered in Winston-Salem, North Carolina. Mr. Smack has been employed by Vulcan in various management positions since 1982. Vulcan's Chairman and Chief Executive Officer, Donald M. James, said "Jim Smack has thirty years of experience in the construction materials industry and has been a major force in the outstanding performance of our Mideast Division. I'm certain that Jim Smack and his management team will provide the leadership for CalMat to contribute to Vulcan's growth in earnings and shareholder value."

      Mr. James also announced that Jeffrey L. McCormick (43) and Ronald L. Walker (37) will join Mr. Smack on the CalMat management team. Mr. McCormick will serve as Chief Transition Officer and Mr. Walker as Vice President, Operations Services. Both men are long-time Vulcan employees who have served in various management positions.

      Mr. James said that Scott J. Wilcott, formerly Senior Vice President of CalMat, will serve as President of CalMat's real estate division and that James Gallagher and Paul Stanford, formerly Executive Vice Presidents of CalMat, will be consultants to the Company.

      Vulcan Materials Company is the largest producer of construction aggregates in the United States and is recognized as one of the nation's leading producers of chemicals.

      CalMat Co. is one of the largest U.S. producers of construction aggregates, asphalt and ready-mixed concrete.


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